LG Electronics 82-3857

3Q 2005 Results Report

(Billions of KRW)

	2005 3Q	2005 2Q	2004 3Q
Sales	6,018	5,615	6,113
Gross Profit	1,608	1,395	1,537
Operating Income	280	144	355
Ordinary Income	128	216	442
Net Income	157	151	304

- *These 3rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*